AD 3/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 18148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Texas Securities Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13027 Taylorcrest, Box 79626
(No. and Street)

Houston (City) TX (State) 77279 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. E. Hartung 713-464-7076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EXEMPTION BASED ON SECTION 240.17a-5(e)(1)(i)(B)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12012043

KW 3/13

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/12

OATH OR AFFIRMATION

I, Frank E. Hartung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Texas Securities Co., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer,

Facts and circumstances relied upon as basis for exemption from requirement that these statements and schedules need to be audited: since the date of the previous financial statements of the report filed pursuant to Sec. 240.17a5, the firm has not conducted any securities business other than buying and selling evidences of indebtedness secured by mortgage, deed of trust, or other lien upon real estate or leasehold interests, and the firm has not carried any margin account, credit balance, or security for any securities customer.

KATHERINE TURKIN
Notary Public, State of Texas
My Commission Expires
October 06, 2014

Frank E. Hartung
Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SOUTH TEXAS SECURITIES CO.	N	3		[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/11	[99]
SEC FILE NO.	8-18148	[98]
Consolidated		[198]
Unconsolidated	X	[199]

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 84,874	[200]			$ 84,874	[750]
2. Receivables from brokers or dealers:							
A. Clearance account			[295]				
B. Other			[300]	$ 14,282	[550]	14,282	[810]
3. Receivables from non-customers			[355]		[600]		[830]
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			[418]				
B. Debt securities			[419]				
C. Options			[420]				
D. Other securities		75,406	[424]				
E. Spot commodities			[430]			75,406	[850]
5. Securities and/or other investments not readily marketable:							
A. At cost	$ [130]						
B. At estimated fair value			[440]		[610]		[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			[460]		[630]		[880]
A. Exempted securities	$ [150]						
B. Other securities	$ [160]						
7. Secured demand notes:			[470]		[640]		[890]
Market value of collateral:							
A. Exempted securities	$ [170]						
B. Other securities	$ [180]						
8. Memberships in exchanges:							
A. Owned, at market	$ [190]						
B. Owned, at cost					[650]		
C. Contributed for use of the company, at market value					[660]		[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			[480]		[670]		[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.			[490]		[680]		[920]
11. Other assets			[535]	1	[735]	1	[930]
12. Total Assets		$ 160,280	[540]	$ 14,283	[740]	$ 174,563	[940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
SOUTH TEXAS SECURITIES CO.

as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other			1205		1385		1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1(d)) of ...... $	980						
B. Securities borrowings, at market value from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders $	1000						
2. includes equity subordination (15c3-1(d)) of ...... $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$	1230	$	1450	$	1760

Ownership Equity				
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020	174,563	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 174,563	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 174,563	1810

OMIT PENNIES

DECEMBER 31, 2011 STATEMENT OF FINANCIAL CONDITION
SOUTH TEXAS SECURITIES CO. (A PARTNERSHIP)

ASSETS:	
Cash	$ 84,874
Receivables from brokers and dealers	14,283
Securities	75,406
TOTAL ASSETS	$ 174,563
PARTNERS' Capital	174,563
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 174,563

Note 1: Accounting Policies. Security transactions are recorded on settlement dates. Securities are valued at market. No provision has been made for federal income taxes, as each partner is responsible individually for applicable taxes.

Note 2: The Company's net capital and net capital requirement under SEC Rule 15c3-1 were $146,426 and $100,000 respectively.

A copy of the Statement of Financial Condition of the most recent annual examination report of South Texas Securities Co. pursuant to S.E.C. Rule 17a-5 is available for examination at the office of the Company and at the regional office of the S.E.C., Fort Worth, Texas.